Exhibit 99.1

AIXTRON Announces Second Quarter and Six-Month 2005 Financial Results

— Revenues Double Quarter on Quarter –

— Difficult Market Conditions Continue –

Aachen, Germany – August 4, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today announced its financial results for the second quarter and six months of 2005, ended June 30, 2005.

Aided by additional revenues from AIXTRON’s recently-acquired subsidiary Genus, Inc., AIXTRON’s revenues doubled quarter on quarter to Euro 44.4 million in the second quarter of 2005, and rose by 33 percent compared with the second quarter of 2004. In the first six months of 2005, AIXTRON’s revenues rose by 11 percent as compared to the prior year comparable period, to Euro 66.6 million.

AIXTRON’s gross margin on sales declined to 26 percent in the second quarter of 2005, compared with 38 percent in the previous quarter and 37 percent in the comparable prior-year period. On a six-month basis, AIXTRON recorded a gross margin on sales of 30 percent in the first half of 2005, as compared to 36 percent in the first half of 2004. AIXTRON’s gross margin was negatively affected by lower manufacturing capacity utilization in AIXTRON’s core compound semiconductor business as well as changes to the Company’s product and regional revenue mix.

AIXTRON incurred a net loss after tax of Euro 2.0 million in the second quarter of 2005, representing a net loss per share of Euro 0.02. The comparable figures for the first quarter of 2005 and the second quarter of 2004 were a net loss of Euro 0.9 million (Euro 0.01 per share) and a net income of Euro 0.7 million (Euro 0.01 per share). The Company incurred a net loss after tax of Euro 2.9 million in the first half year of 2005, representing a net loss per share of Euro 0.03. This compares to a net income of Euro 1.2 million in the first six months of 2004, representing a net income of Euro 0.02 per share.

As of June 30, 2005, cash and cash equivalents amounted to Euro 41.5 million, as compared to Euro 45.5 million as of December 31, 2004. The decrease in cash and cash equivalents largely resulted from net cash used in investing activities, including purchases of fixed asset totaling Euro 6.5 million and purchases of intangible assets totaling Euro 3.1 million as well as capitalized acquisition payments totaling Euro 4.3 million, less cash acquired from Genus, Inc. amounting to Euro 9.0 million.

The total value of equipment orders received in the six months ended June 30, 2005 totaled Euro 51.1 million, of which Euro 28.4 million were related to the second quarter of 2005. This compares to equipment orders worth Euro 67.0 million received in the six months ended June 30, 2004, of which Euro 36.9 million were related to the second quarter of 2004. The reduced order intake was largely driven by generally low capital equipment spending amongst LED manufacturers in that period, after significant capacity build-ups in the second half of 2004.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

The equipment order backlog as of June 30, 2005 totaled Euro 52.5 million (including Euro 10.3 million in deferred revenues for shipped equipment awaiting final customer acceptance), as compared to Euro 52.5 million (including Euro 15.9 million in deferred revenues) as of December 31, 2004, and Euro 73.6 million as of June 30, 2004.

Operational Highlights in the Second Quarter of 2005

•      AIXTRON’s revenues in the second quarter of 2005 (in comparison to the first quarter of 2005 and the second quarter of 2004) were generated in the following regions: United States – 11 percent (24 and 10 percent), Asia – 71 percent (54 and 82 percent), and Europe – 18 percent (22 and 8 percent).

•      Equipment sales generated 82 percent of consolidated total revenues in the second quarter of 2005, compared to 77 percent in the first quarter of 2005 and 81 percent in the second quarter of 2004. The remaining revenues were provided by spare parts sales and service.

•      AIXTRON’s Research and Development (R&D) expenses for the second quarter of 2005 totaled Euro 6.9 million (representing 16 percent of revenues), as compared to Euro 5.0 million (23 percent of revenues) in the first quarter of 2005 and Euro 4.1 million (12 percent of revenues) in the second quarter of 2004.

•      In the second quarter of 2005, AIXTRON completed the installation and hardware qualification of a Generation 1 OVPD® R&D tool at Philips Lighting, Aachen, for the development of novel large-area white OLEDs.

•      Additionally, in the second quarter of 2005 AIXTRON completed the hardware installation and process qualification of a 200/300 mm multi-chamber Tricent® tool at IMEC, a world-leading independent research center in nanotechnology. The installation of this tool, which utilizes AIXTRON’s Atomic Vapor Deposition (AVD®) technology, marks an important milestone in IMEC’s research efforts to develop innovative gate electrodes for sub-45 nanometer CMOS transistors.

•      As of June 30, 2005, the AIXTRON Group had 629 employees worldwide. This compares to 443 AIXTRON employees worldwide as of December 31, 2004. The increase in global headcount is largely due to the acquisition of Genus, Inc. The AIXTRON Group’s and AIXTRON’s, respectively, employees as of June 30, 2005 and December 31, 2004, respectively, were located in the following regions: United States – 26 percent (6 percent), Asia – 11 percent (8 percent), and Europe – 63 percent (86 percent).

Management Review

Paul Hyland, Chief Executive Officer at AIXTRON, commented: “We are pleased to report that AIXTRON’s second quarter 2005 revenues doubled as compared to the first quarter of 2005 and increased by 33 percent as compared to the second quarter of 2004. While a large share of this increase is attributable to additional silicon semiconductor business generated by Genus, Inc., we are seeing a continued absorption of the recently installed compound semiconductor equipment capacities, but continue to see relatively low current customer equipment spending in our core compound semiconductor equipment business. As a result, on a ‘like-for-like’ basis, AIXTRON’s systems order intake was lower in the second quarter and the first six months of 2005 than in the comparable periods last year, although this comparative shortfall was supplemented by the additional system orders taken in the second quarter of 2005 by Genus, Inc.”

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Hyland continued: “These figures reinforce our belief that our strategy to diversify our core competency in complex materials deposition into new markets such as silicon and organic semiconductors is a sensible approach to reduce the effects of market volatility and to provide a platform for long-term growth. Through the acquisition of Genus, Inc., in the first quarter of 2005, we have gained commercial access to the silicon semiconductor equipment market. In the subsequent second quarter of 2005 we have reached further important milestones in establishing AIXTRON as a significant player in the new end application markets we are targeting: Our organic semiconductor team has completed the installation and hardware qualification of a Generation 1 OVPD® research and development tool at Philips Lighting for the development of novel large-area organic light emitting diodes (OLEDs), and our silicon semiconductor team has completed the hardware installation and process qualification of a 200/300mm multi-chamber Tricent® tool at IMEC for the development of innovative gate electrodes for sub-45nm CMOS transistors. This is encouraging progress in our aim to develop our diversification strategy.”

Business Outlook

AIXTRON believes that the business climate may remain difficult for the remainder of 2005, with a possible pick-up in business activity in the second half of 2005. Assuming a pick-up in order intake in the course of the second half of 2005, the Company revises its forecast for total revenues in 2005 down from a range of approximately Euro 160 million to Euro 170 million previously to a range of approximately Euro 150 million to Euro 160 million now, with a net loss for 2005 still in the range of approximately Euro 10 million and Euro 15 million.

Whilst the Company continues to believe that its pre-acquisition core business will break even on the predicted sales revenues in 2005, a combination of the predicted effect of an anticipated decline in the Euro / $ exchange rate as well as the post-acquisition adjustments at Genus, Inc. related to the amortization of intangible assets and development cost expensing lead to the net loss guidance.

About AIXTRON

AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index and the MSCI World Small Cap Index. Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON’s website at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plan,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Consolidated Balance Sheet (US GAAP)
Euro in thousands	30.06.2005*	31.12.2004
Assets
Current assets
Cash and cash equivalents	41,485	45,498
Accounts receivable less allowances of k € 435 (Previous year: k €199)	20,749	16,008
Inventories	46,066	35,101
Other current assets	4,008	6,005
Deferred income taxes – net	3,268	2,309
Total current assets	115,576	104,921

Fixed assets
Good will	110,296	13,633
Other intangible assets	30,867	4,295
Property, plant and equipment – net	49,041	41,598
Total fixed assets	190,204	59,526

Other long-term assets
Other non-current assets	203	5,820
Deferred tax assets	7,483	4,613
Total other long-term assets	7,686	10,433

Total assets	313,466	174,880
Liabilities & shareholders’ equity
Current liabilities
Accounts payable	17,002	10,769
Advanced payments from customers	13,378	13,529
Accrued expenses and other current liabilities	21,616	12,415
Convertible bonds	9,560	3
Deferred revenues	1,235	1,845
Total current liabilities	62,791	38,561

Long-term liabilities
Other long-term liabilities	230	104
Pensions accrual	907	811
Total long-term liabilities	1,137	915

Total liabilities	63,928	39,476

Shareholders’ equity
Subscribed capital	89,799	64,832
No. of shares: 89,799,397 (previous year: 64,831,512)
Additional paid-in capital	120,405	27,647
Retained earnings	40,939	43,797
Accumulated other comprehensive loss	(1,605)	(872)
Total shareholders’ equity	249,538	135,404

Total liabilities and shareholders’ equity	313,466	174,880
* unaudited

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Consolidated Statement of Income (US GAAP)
Euro in thousands, except per share amounts	2005		2004
	Q1-Q2*	Q2*	Q1-Q2*	Q2*
Sales revenues	66,623	44,375	59,987	33,366
Cost of sales	46,725	32,848	38,210	21,179

Gross profit	19,898	11,527	21,777	12,187

Operating expenses
Selling expenses	10,513	6,764	8,424	4,501
General and administration expenses	7,528	4,375	5,956	3,362
Research and development costs	11,906	6,910	8,516	4,076
Other operating income	6,550	3,574	3,397	1,097
Other operating expenses	1,841	925	252	(124)

Operating income (loss)	(5,340)	(3,873)	2,026	1,469

Interest income	382	198	412	215
Interest expense	111	80	1	0

Income (loss) before income taxes	(5,069)	(3,755)	2,437	1,684

Provision (benefit) for income taxes	(2,211)	(1,766)	1,303	979

Net income (loss) before minority interest	(2,858)	(1,989)	1,134	705

Minority interests	0	0	29	6

Net income (loss)	(2,858)	(1,989)	1,163	711

Net income (loss) per common share
Basic	(0.03)	(0.02)	0.02	0.01
Diluted	(0.03)	(0.02)	0.02	0.01

Weighted average number of shares used in computing per share amounts:
Basic	89,799,397	89,799,397	64,831,512	64,831,512
Diluted	89,799,397	89,799,397	65,329,074	65,329,074

Consolidated Statements of Comprehensive Income (Loss)
(Euro in thousands)
Net income (loss)	(2,858)	(1,989)	1,163	711
Foreign currency translation adjustments	(623)	6,370	(1,371)	(2,190)
Gain (loss) on derivate financial instruments	(982)	185	613	1,303

Comprehensive income (loss)	(4,463)	4,566	405	(176)
* unaudited

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Consolidated Statement of Cash Flows (US GAAP)*
Euro in thousands	Q1-Q2 2005	Q1-Q2 2004
Operating Activities
Net income (loss)	(2,858)	1,163
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock compensation	18	38
Depreciation and amortization expense	4,304	3,000
Loss (gain) on disposal of fixed assets	13	90
Deferred income taxes	(3,673)	1,331
Changes to assets and liabilities:
Accounts receivable	(812)	(9,573)
Inventories	2,495	(9,086)
Other Assets	(2,694)	(193)
Accounts payable	2,186	38
Accrued expenses and other current liabilities	4,216	4,515
Deferred revenues	(3,292)	6,870
Long-term liabilities	67	0
Advanced payments from customers	(151)	6,143
Net cash provided by (used in) operating activities	(181)	4,336

Cash Flows provided by (used in) Investing Activities
Cash acquired from acquisition of Genus Inc.	9,049	0
Capitalized acquisition expenses	(4,332)	0
Purchase of fixed assets	(6,542)	(1,111)
Purchase of intangible assets	(3,074)	(119)
Net cash used in investing activities	(4,899)	(1,230)

Cash Flow provided by (used in) Financing Activities
Change in minority interest	0	139
Net cash provided by (used in) financing activities	0	139

Effect of exchange rate changes on cash	1,067	163

Net change in cash and cash equivalents	(4,013)	3,408
Cash and cash equivalents – beginning of period	45,498	45,303
Cash and cash equivalents – end of period	41,485	48,711

Supplemental disclosures:
Interest paid	2	1
Income taxes	111	156
* unaudited

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

Consolidated Statement of Changes in Shareholders’ Equity (US GAAP) Euro in thousands
	No. of issued ordinary shares of the AIXTRON AG	Common Stock	Add. Paid-in Capital		Retained Earnings
Balance at January 1st, 2005	64,831,512	64,832	27,647		43,797

Net loss					(2,858)
Increase in share capital by contribution in kind	24,976,885	24,967	92,741
Deferred stock compensation			18
Foreign currency translation adjustment
Gain (loss) on derivative financial instruments

Balance at June 30th, 2005*	89,799,397	89,799	120,405	**	40,939

Comparative figures for prior-year period:
Balance at January 1st, 2004	64,831,512	64,832	27,584		36,651

Net income					1,163
Deferred stock compensation			38
Foreign currency translation adjustment
Gain (loss) on derivative financial instruments

Balance at June 30th, 2004*	64,831,512	64,832	27,622		37,814

* unaudited ** rounded

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG